UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration in the Registry of  Securities N° 0593

Santiago, March 28, 2007

Mr.
Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

OBJECTIVE:	REPORT ON NOTICE SUMMONING TO THE ANNUAL GENERAL SHAREHOLDERS MEETING

REF. NORM:	ARTICLE 63 OF LAW 18.046 ABOUT CORPORATIONS AND SUBPARAGRAPH H OF NUMBER 2.3 OF SECTION II OR GENERAL REGULATION N° 30 OF THE SUPERINTENDENCY OF SECURITIES AND INSURANCE.

Dear Mr. Superintendent:

Pursuant to the provisions indicated in the aforementioned regulations, I hereby notify you that according to what was adopted during its session held on the 6th of March, 2007, the Board of Directors of Distribución y Servicio D&S S.A. has called to its shareholders to a general ordinary meeting for the 24th of  April, 2007 . The meeting will be held at 11:00 hours at the offices of the Corporation located on Avenida Presidente Eduardo Frei Montalva Number 8.301, in the commune of Quilicura in Santiago.

Cordially yours,

Enrique Ostalé Cambiaso
Chief Executive Officer

cc.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (USA)
Latibex-Madrid Stock Exchange (Spain)

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 3, 2007